Exhibit 99.1

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
BALANCE SHEET

	February 28,	August 31,
	2003	2002

	(Unaudited)
(In thousands)
Assets:
Current assets
Cash and cash equivalents	$141,612	$108,296
Marketable securities	56,001	63,643
Receivables, net	42,140	30,665
Other current assets	4,432	4,379

Total current assets	244,185	206,983
Property and equipment, net	19,516	15,741
Marketable securities	50,499	24,933
Revolving credit advance to Apollo Education Group	3,236	5,708
Other assets	209	218

Total assets	$317,645	$253,583

Liabilities and Divisional Net Worth:
Current liabilities
Accounts payable	$509	$489
Accrued liabilities	7,343	7,014
Student deposits and deferred tuition revenue	90,087	71,109

Total current liabilities	97,939	78,612
Long-term liabilities	3,131	2,745

Total liabilities	101,070	81,357

Commitments and contingencies
Divisional net worth
Funds allocated to/from Apollo Education Group	46,474	46,474
Accumulated earnings	170,101	125,752

Total divisional net worth	216,575	172,226

Total liabilities and divisional net worth	$317,645	$253,583

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
STATEMENT OF OPERATIONS

	For the Three Months Ended		For the Six Months Ended
	February 28,		February 28,

	2003	2002	2003	2002

	(Unaudited)
(In thousands)
Revenues:
Tuition and other, net	$116,976	$72,157	$227,167	$136,497

Costs and expenses:
Instructional costs and services	47,608	30,570	90,559	58,118
Selling and promotional	27,055	16,991	53,280	32,631
General and administrative	6,171	4,206	11,678	8,037

	80,834	51,767	155,517	98,786

Income from operations	36,142	20,390	71,650	37,711
Interest income, net	998	711	2,020	1,561

Income before income taxes	37,140	21,101	73,670	39,272
Provision for income taxes	14,782	8,388	29,321	15,611

Net income	$22,358	$12,713	$44,349	$23,661

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
STATEMENT OF CASH FLOWS

	For the Six Months Ended
	February 28,

	2003	2002

	(Unaudited)
(In thousands)
Cash flows provided by (used for) operating activities:
Net income	$44,349	$23,661
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,411	1,626
Amortization of investment premiums (discounts)	666	(202)
Provision for uncollectible accounts	4,370	1,793
Increase in assets:
Receivables	(15,845)	(6,669)
Other assets	(53)	(1,102)
Increase in liabilities:
Accounts payable and accrued liabilities	349	3,903
Student deposits and deferred revenue	18,978	17,204
Other liabilities	535	10

Net cash provided by operating activities	55,760	40,224

Cash flows provided by (used for) investing activities:
Net additions to property and equipment	(3,863)	(2,170)
Purchase of marketable securities	(78,973)	(39,674)
Maturities of marketable securities	60,383	56,521

Net cash provided by (used for) investing activities	(22,453)	14,677

Cash flows provided by (used for) financing activities:
Revolving credit advance (to) from Apollo Education Group	9	(6,489)

Net cash provided by (used for) financing activities	9	(6,489)

Net increase in cash and cash equivalents	33,316	48,412
Cash and cash equivalents at beginning of period	108,296	36,261

Cash and cash equivalents at end of period	$141,612	$84,673

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
Notes to Financial Statements
(Unaudited)

1.     On March 24, 2000, the Board of Directors of Apollo Group, Inc. (“Apollo”) authorized the issuance of a new class of stock called University of Phoenix Online common stock, that is intended to reflect the separate performance of University of Phoenix Online, a division of The University of Phoenix, Inc. (“University of Phoenix”), a wholly-owned subsidiary of Apollo. Apollo’s other businesses and its retained interest in University of Phoenix Online are referred to as “Apollo Education Group.” On October 3, 2000, an offering of 5,750,000 shares of University of Phoenix Online common stock was completed at a price of $14.00 per share. At the time of the offering this stock represented a 10.8% interest in University of Phoenix Online with Apollo Education Group retaining the remaining 89.2% interest in University of Phoenix Online. This percentage has decreased to 86.2% at February 28, 2003 due to the issuance of shares related to the exercise of University of Phoenix Online stock options and the issuance of shares of University of Phoenix Online common stock as part of the Apollo Group, Inc. Employee Stock Purchase Plan partially offset by the repurchase of shares of University of Phoenix Online common stock.

University of Phoenix Online is the online division of University of Phoenix which is a regionally accredited, private institution of higher education offering associates, bachelors, masters, and doctoral degree programs in business, criminal justice, education, health care, human services, information technology, management, and nursing. University of Phoenix Online offers its educational programs worldwide through its computerized educational delivery system. University of Phoenix is accredited by The Higher Learning Commission and is a member of the North Central Association of Colleges and Schools.

The accompanying financial statements provide financial information regarding the underlying business of University of Phoenix Online. Even though Apollo has separated its assets, liabilities, revenues, and expenses between Apollo Education Group and University of Phoenix Online for purposes of tracking the economic performance of each of University of Phoenix Online and Apollo Education Group, that separation will not change the legal title to any assets or the responsibility for any liabilities and will not affect the rights of creditors. Holders of University of Phoenix Online common stock are common stockholders of Apollo and will be subject to all the risks associated with an investment in Apollo’s assets and liabilities. Material financial events which may occur at Apollo Education Group may affect University of Phoenix Online’s results of operations or financial position. Accordingly, University of Phoenix Online’s financial statements should be read in conjunction with Apollo’s consolidated financial statements.

The provision of services and other matters between University of Phoenix Online and Apollo Education Group, including the right to use the curriculum, trademarks, and copyrights of Apollo and its subsidiaries, are governed by corporate expense, income tax, and license allocation policies, which are described in Note 3.

This financial information reflects all adjustments, consisting only of normal recurring adjustments, that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Unless otherwise noted, references to 2003 and 2002 refer to the periods ended February 28, 2003 and 2002, respectively.

2.     The interim financial statements should be read in conjunction with the financial statements and related notes for the fiscal year ended August 31, 2002 included in Apollo’s Form 10-K as filed with the Securities and Exchange Commission. The results of operations for the three-month and six-month periods ended February 28, 2003 are not necessarily indicative of the results to be expected for the entire fiscal year or any future period.

3.     University of Phoenix Online’s financial statements reflect the application of certain expense allocation and treasury activity policies summarized below. Although it has no present intention to do so, Apollo’s Board of Directors may rescind, modify, or add to any of these policies. While management believes that these allocation methods are reasonable, the allocated expenses are not necessarily indicative of, and it is not practicable for us to estimate, the levels of expenses that would have been incurred if University of Phoenix Online had been operating as an independent company.

Corporate Expenses

In order to prepare the accompanying financial statements, certain costs incurred by Apollo and University of Phoenix were allocated to University of Phoenix Online on the basis of its revenues in relation to those of Apollo and University of Phoenix. The allocation of such expenses to University of Phoenix Online was as follows:

	For the Three Months Ended		For the Six Months Ended
	February 28,		February 28,

	2003	2002	2003	2002

		(Unaudited)
(In thousands)
Instructional costs and services	$6,311	$4,702	$12,099	$8,247
Selling and promotional	251	174	476	323
General and administrative	6,171	4,206	11,678	8,037

	$12,733	$9,082	$24,253	$16,607

License Fee

Apollo charges University of Phoenix Online a license fee equal to 4% of University of Phoenix Online’s net revenues for the use of curriculum, trademarks, and copyrights owned by Apollo and its subsidiaries. The license fee, which is included in instructional costs and services in the accompanying statement of operations, was $4.7 million and $2.9 million for the three months ended February 28, 2003 and 2002, respectively and was $9.1 million and $5.5 million for the six months ended February 28, 2003 and 2002, respectively.

Income Taxes

University of Phoenix Online’s results, along with those of University of Phoenix’s other divisions, are included in Apollo’s consolidated federal income tax return. State taxes are paid based upon apportioned taxable income or loss of Apollo, with the exception of certain state taxes that are based upon an apportionment of University of Phoenix taxable income or loss.

The provision for income taxes included in the accompanying statement of operations has been calculated on a separate company basis. The related current and deferred tax assets and liabilities are settled with University of Phoenix at the end of each period through the revolving credit advance to Apollo Education Group account.

University of Phoenix Online’s effective income tax rate differs from the federal statutory tax rate primarily as a result of state income taxes.

Treasury Activities

Since its inception, Apollo has financed University of Phoenix Online’s operations internally and has not incurred any related third-party debt. All of its cash receipts and disbursements were processed by Apollo on University of Phoenix Online’s behalf. All amounts were settled through the funds allocated to/from Apollo Education Group component of University of Phoenix Online’s divisional net worth. Whenever University of Phoenix Online generated cash from operations, that cash was deemed to be transferred to Apollo Education Group and was accounted for as a return of capital. Whenever University of Phoenix Online had a cash need, that cash was deemed to be transferred from Apollo Education Group and was accounted for as a capital contribution. As a result of this policy, no inter-group interest income or expense was reflected in the consolidating statement of operations for the periods prior to the offering of University of Phoenix Online common stock in October 2000.

Upon the completion of the offering, the net proceeds of the offering of $72.8 million were transferred to University of Phoenix Online and accounted for as a capital contribution. Subsequently, the difference between cash receipts and cash outlays attributable to University of Phoenix Online have been accounted for as a revolving credit advance (to the extent this difference was not transferred to University of Phoenix Online) from University of Phoenix Online to Apollo Education Group requiring the reflection of interest expense by Apollo Education Group and interest income by University of Phoenix Online at the rate of interest determined by the Board of Directors.

4.     There are no legal proceedings to which Apollo is a party pertaining to the business and operations of University of Phoenix Online, other than those occurring in the normal course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the financial position, results of operations, or cash flows of Apollo Education Group or University of Phoenix Online.

Review by Independent Accountants

     The financial information as of February 28, 2003, and for the three-month and six-month periods then ended, included in Exhibit 99.1, has been reviewed by PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”), our independent accountants, in accordance with standards established by the American Institute of Certified Public Accountants. PricewaterhouseCoopers’ report is included in this quarterly report.

     PricewaterhouseCoopers does not carry out any significant or additional audit tests beyond those that would have been necessary if its report had not been included in this quarterly report. Accordingly, such report is not a “report” or “part of a registration statement” within the meaning of Sections 7 and 11 of the Securities Act of 1933 and the liability provisions of Section 11 of such Act do not apply.

Report of Independent Accountants

The Board of Directors and
Shareholders of Apollo Group, Inc.:

We have reviewed the accompanying balance sheet of University of Phoenix Online as of February 28, 2003, and the related statement of operations for each of the three-month and six-month periods ended February 28, 2003 and February 28, 2002 and the statement of cash flows for the six-month periods ended February 28, 2003 and February 28, 2002. These interim financial statements are the responsibility of Apollo Group, Inc.’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of August 31, 2002, and the related statements of operations and of cash flows for the year then ended (not presented herein), and in our report dated September 30, 2002 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet information as of August 31, 2002, is fairly stated in all material respects in relation to the balance sheet from which is has been derived.

/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
March 24, 2003

Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online

     The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online” and the financial statements and related notes of University of Phoenix Online for the fiscal year ended August 31, 2002 included in our Form 10-K as filed with the Securities and Exchange Commission, as well as in conjunction with the financial statements and related notes of University of Phoenix Online for the three-month and six-month periods ended February 28, 2003 included above.

     The following information, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online” contains forward-looking statements. The words “believes,” “expects,” “anticipates,” “estimates,” and other similar statements of expectations identify forward-looking statements. Forward-looking statements are inherently uncertain and subject to risks. Such statements should be viewed with caution. Forward-looking statements in this Form 10-Q, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online,” include, but are not limited to, statements such as: 1) total purchases of property and equipment for University of Phoenix Online for the year ended August 31, 2003, are expected to range from $10.0 to $15.0 million; and 2) while the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the financial position, results of operations, or cash flows of Apollo Education Group or University of Phoenix Online. These forward-looking statements are based on estimates, projections, beliefs, and assumptions of us and our management and speak only as of the date made and are not guarantees of future performance.

     Future events and actual results could differ materially from those set forth in the forward-looking statements as a result of many factors. Statements in this Form 10-Q, including “Notes to Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online,” describe factors, among others, that could contribute to or cause such differences. Additional factors that could cause actual results to differ materially from those expressed in such forward-looking statements include, without limitation: 1) new or revised interpretations of regulatory requirements; 2) changes in or new interpretations of applicable laws, rules, and regulations; 3) University of Phoenix Online depends on University of Phoenix’s accreditation and the failure to maintain that accreditation would significantly reduce demand for University of Phoenix Online’s programs; 4) University of Phoenix Online depends on University of Phoenix’s state authorization to operate and the failure to maintain that authorization could prevent University of Phoenix Online from operating its business; 5) our ability to continue to attract and retain students; 6) our ability to successfully defend litigation claims; 7) our ability to protect University of Phoenix Online’s intellectual property and proprietary rights; 8) our ability to recruit and retain key personnel; 9) our ability to successfully manage general economic conditions, including stock market volatility; and 10) other factors set forth in this Form 10-Q. We undertake no obligation to publicly update or revise any forward-looking statements, or any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements. You are advised, however, to consult any further disclosures we make in our reports filed with the Securities and Exchange Commission.

Background and Overview

     University of Phoenix Online is a provider of accessible, accredited educational programs for working adults. It began operations in 1989 by modifying courses developed by University of Phoenix’s physical campuses for delivery via modem to students worldwide. Today, students can log on to their online classes via the Internet 24 hours a day, 7 days a week wherever there is Internet accessibility using basic technology such as a Pentium-class personal computer, a 56.6K modem, and an Internet service provider, thereby enhancing the accessibility of and the potential market for its programs. University of Phoenix Online currently offers 13 accredited degree programs in business, criminal justice, education, health care, human services, information technology, management, and nursing. As of February 28, 2003, University of Phoenix Online had approximately 63,000 degree-seeking students.

     In order to track the economic performance of University of Phoenix Online, we have separated University of Phoenix Online, our online division, from Apollo Education Group, which includes the rest of our businesses. University of Phoenix Online common stock is intended to track the economic performance of University of Phoenix Online.

     University of Phoenix Online has relied upon us to finance its operations since inception. Therefore, University of Phoenix Online’s financial position, results of operations, and cash flows to date are not necessarily indicative of the financial position, results of operations, and cash flows that would have resulted had University of Phoenix Online been operating as an independent company.

     We intend, for so long as University of Phoenix Online common stock remains outstanding, to include in our filings under the Securities Exchange Act of 1934, financial statements of University of Phoenix Online, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online,” as of the same dates and for the same periods as our consolidated financial statements. These financial statements will be prepared in accordance with accounting principles generally accepted in the United States of America, and in the case of annual financial statements, will be audited. These financial statements are not legally required under current law or Securities and Exchange Commission regulations.

Significant Accounting Policies

     Financial Reporting Release No. 60, which was released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Notes 2 and 3 of the “Notes to Financial Statements” of University of Phoenix Online for the year ended August 31, 2002 included in our Form 10-K as filed with the Securities and Exchange Commission includes a summary of the significant accounting policies and methods used in the preparation of University of Phoenix Online’s financial statements. The following is a brief discussion of the critical accounting policies and methods used by University of Phoenix Online.

Related party transactions

     The provision of services and other matters between University of Phoenix Online and Apollo Education Group, including the right to use our curriculum, trademarks, and copyrights, are governed by corporate expense, license, and income tax allocation policies, which are described below.

     Although we have no present intention to do so, our Board of Directors may at any time in its sole discretion modify, rescind, or supplement these policies. While management believes that these allocation methods are reasonable, the allocated expenses are not necessarily indicative of, and it is not practicable for us to estimate, the levels of expenses that would have been incurred if University of Phoenix Online had been operating as an independent company.

     Corporate expenses

     In order to prepare the financial statements for University of Phoenix Online, certain costs incurred by us and University of Phoenix, including legal, accounting, corporate office, and centralized student services costs, were allocated to University of Phoenix Online on the basis of its revenues in relation to those of us and University of Phoenix. Management believes the allocation methodology is fair to each group because allocations based on revenue will not inflate or dilute the operating margin of one group in favor of the other. The allocation of such expenses to University of Phoenix Online was as follows:

	For the Three Months Ended		For the Six Months Ended
	February 28,		February 28,

	2003	2002	2003	2002

	(Unaudited)
(In thousands)
Instructional costs and services	$6,311	$4,702	$12,099	$8,247
Selling and promotional	251	174	476	323
General and administrative	6,171	4,206	11,678	8,037

	$12,733	$9,082	$24,253	$16,607

     License fee

     We charge University of Phoenix Online a license fee equal to 4% of its net revenues for the use of our curriculum, trademarks, and copyrights. The license fee, which is included in instructional costs and services in University of Phoenix Online’s statement of operations, was $4.7 million and $2.9 million for the three months ended February 28, 2003 and 2002, respectively and $9.1 million and $5.5 million for the six months ended February 28, 2003 and 2002, respectively.

     Income taxes

     University of Phoenix Online’s results, along with those of University of Phoenix’s other divisions, are included in our consolidated federal income tax return. State taxes are paid based upon our apportioned taxable income or loss, with the exception of certain state taxes that are based upon an apportionment of University of Phoenix taxable income or loss.

     The provision for income taxes included in University of Phoenix Online’s statement of operations has been calculated on a separate company basis. The related current and deferred tax assets and liabilities are settled with University of Phoenix Online at the end of each period through the revolving credit advance account.

     University of Phoenix Online’s effective income tax rate differs from the federal statutory tax rate primarily as a result of state income taxes.

Revenues, receivables, and related liabilities

     Tuition and other revenues are shown net of discounts related to a variety of promotional programs. Approximately 97% of University of Phoenix Online’s tuition and other net revenues during the first six months of 2003 consist of tuition revenues. Tuition revenue is recognized on a weekly basis, pro rata over the period of instruction. Our tuition and other net revenues also include commissions from the sale of textbooks and other education-related products, rEsource fees, application fees, other student fees, and other income.

     University of Phoenix Online’s educational programs range in length from one-day seminars to degree programs lasting up to four years. Students in University of Phoenix Online’s degree programs generally enroll in a program of study that encompasses a series of five to six week courses that are taken consecutively over the length of the program. Students are billed on a course-by-course basis when the student first attends a session, resulting in the recording of a receivable from the student and deferred tuition revenue in the amount of the billing. The revenue for each course is recognized on a pro rata basis over the period of instruction for each course. Fees for rEsource, our new online delivery method for course materials, are also recognized on a pro rata basis over the period of instruction. Application fee revenue and related costs are deferred and recognized on a pro rata basis over the period of the program.

     Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Estimates are used in determining University of Phoenix Online’s allowance for bad debts and are based on our historical collection experience, current trends, and a percentage of University of Phoenix Online’s accounts receivable by aging category. In determining these percentages, we look at historical write-offs of University of Phoenix Online’s receivables. A significant change in the aging of University of Phoenix Online’s accounts receivable balances would have an effect on the allowance for doubtful accounts balance. University of Phoenix Online’s accounts receivable are written-off once the account is deemed to be uncollectible. This typically occurs once University of Phoenix Online has exhausted all efforts to collect the account which includes collection attempts by company employees and outside collection agencies.

     Many of University of Phoenix Online’s students participate in government sponsored financial aid programs under Title IV of the Higher Education Act of 1965, as amended. These financial aid programs generally consist of guaranteed student loans and direct grants to students. Guaranteed student loans are issued directly to the student by external financial institutions, to whom the student is obligated, and are non-recourse to University of Phoenix.

     Student deposits consist of payments made in advance of billings. As the student is billed, the student deposit is applied against the resulting student receivable.

Expenses

     University of Phoenix Online categorizes its expenses as instructional costs and services, selling and promotional, and general and administrative. Instructional costs and services consist primarily of costs related to the delivery and administration of educational programs and includes a license fee equal to 4% of University of Phoenix Online’s net revenues for the use of our curriculum, trademarks, and copyrights. Instructional costs and services include expenses directly attributable to University of Phoenix Online’s operations, such as faculty compensation, administrative salaries, facility leases and other occupancy costs, bad debt expense, depreciation and amortization of property and equipment, and an allocation of expenses relating to centralized departments that provide services directly to University of Phoenix Online’s students. University of Phoenix Online faculty members are contracted for one course offering at a time.

     Selling and promotional costs consist primarily of compensation for enrollment counselors, advertising costs, production of marketing materials, other costs related to selling and promotional functions, and an allocation of expenses relating to our centralized marketing functions. University of Phoenix Online expenses selling and promotional costs as incurred.

     General and administrative costs consist of the allocation of administrative salaries, occupancy costs, depreciation and amortization, and other related costs for departments such as executive management, information systems, corporate accounting, human resources, and other departments that do not provide direct services to University of Phoenix Online students.

RESULTS OF OPERATIONS

     The following table sets forth University of Phoenix Online’s statement of operations data expressed as a percentage of tuition and other net revenues for the periods indicated:

	Three Months Ended		Six Months Ended
	February 28,		February 28,
	2003	2002	2003	2002

	(Unaudited)
Revenues:
Tuition and other, net	100.0%	100.0%	100.0%	100.0%

Costs and expenses:
Instructional costs and services	40.7	42.4	39.9	42.6
Selling and promotional	23.1	23.5	23.5	23.9
General and administrative	5.3	5.8	5.1	5.9

	69.1	71.7	68.5	72.4

Income from operations	30.9	28.3	31.5	27.6
Interest income, net	0.9	0.9	0.9	1.1

Income before income taxes	31.8	29.2	32.4	28.7
Provision for income taxes	12.7	11.6	12.9	11.4

Net income	19.1%	17.6%	19.5%	17.3%

THREE MONTHS ENDED FEBRUARY 28, 2003 COMPARED WITH THREE MONTHS ENDED FEBRUARY 28, 2002

     Tuition and other net revenues increased by 62.1% to $117.0 million in the three months ended February 28, 2003 from $72.2 million in the three months ended February 28, 2002 due primarily to an increase in average full-time equivalent degree student enrollments and tuition price increases of two to three percent. Average full-time equivalent degree student enrollments increased to approximately 39,900 in the second quarter of 2003 from 24,800 in the second quarter of 2002.

     Instructional costs and services increased by 55.7% to $47.6 million in the three months ended February 28, 2003 from $30.6 million in the three months ended February 28, 2002 due primarily to the direct costs necessary to support the increase in degree student enrollments. Direct costs consist primarily of faculty compensation and related staff salaries. These costs as a percentage of tuition and other net revenues decreased to 40.7% in the three months ended February 28, 2003 from 42.4% in the three months ended February 28, 2002 due primarily to greater tuition and other net revenues being spread over the fixed costs related to centralized student services. As University of Phoenix Online expands, it may not be able to leverage its existing instructional costs and services to the same extent.

     Selling and promotional expenses increased by 59.2% to $27.1 million in the three months ended February 28, 2003 from $17.0 million in the three months ended February 28, 2002 due primarily to increased advertising and an increase in the number of enrollment counselors. These expenses as a percentage of tuition and other net revenues remained relatively constant decreasing to 23.1% in the three months ended February 28, 2003 from 23.5% in the three months ended February 28, 2002.

     General and administrative expenses increased by 46.7% to $6.2 million in the three months ended February 28, 2003 from $4.2 million in the three months ended February 28, 2002 due primarily to a higher growth rate at University of Phoenix Online in that period compared to Apollo Education Group which resulted in a higher allocation of general and administrative expenses to University of Phoenix Online. General and administrative expenses as a percentage of tuition and other net revenues decreased to 5.3% in the three months ended February 28, 2003 from 5.8% in the three months ended February 28, 2002 due primarily to greater tuition and other net revenues being spread over a proportionately lower increase in general and administrative expenses.

     Net interest income was $1.0 million and $0.7 million in the three months ended February 28, 2003 and 2002, respectively.

     University of Phoenix Online’s effective tax rate remained constant at 39.8% in the three months ended February 28, 2003 and 2002.

     Net income increased to $22.4 million in the three months ended February 28, 2003 from $12.7 million in the three months ended February 28, 2002 due primarily to increased enrollments, increased tuition rates, and improved utilization of instructional costs and services, selling and promotional and general and administrative expenses.

SIX MONTHS ENDED FEBRUARY 28, 2003 COMPARED WITH SIX MONTHS ENDED FEBRUARY 28, 2002

     Tuition and other net revenues increased by 66.4% to $227.2 million in the six months ended February 28, 2003 from $136.5 million in the six months ended February 28, 2002 due primarily to an increase in average full-time equivalent degree student enrollments and tuition price increases of two to three percent. Average full-time equivalent degree student enrollments increased to approximately 38,900 in the first half of 2003 from 23,600 in the first half of 2002.

     Instructional costs and services increased by 55.8% to $90.6 million in the six months ended February 28, 2003 from $58.1 million in the six months ended February 28, 2002 due primarily to the direct costs necessary to support the increase in degree student enrollments. Direct costs consist primarily of faculty compensation and related staff salaries. These costs as a percentage of tuition and other net revenues decreased to 39.9% in the six months ended February 28, 2003 from 42.6% in the six months ended February 28, 2002 due primarily to greater tuition and other net revenues being spread over the fixed costs related to centralized student services. As University of Phoenix Online expands, it may not be able to leverage its existing instructional costs and services to the same extent.

     Selling and promotional expenses increased by 63.3% to $53.3 million in the six months ended February 28, 2003 from $32.6 million in the six months ended February 28, 2002 due primarily to increased advertising and an increase in the number of enrollment counselors. These expenses as a percentage of tuition and other net revenues remained relatively constant decreasing to 23.5% in the six months ended February 28, 2003 from 23.9% in the six months ended February 28, 2002.

     General and administrative expenses increased by 45.3% to $11.7 million in the six months ended February 28, 2003 from $8.0 million in the six months ended February 28, 2002 due primarily to a higher growth rate at University of Phoenix Online in that period compared to Apollo Education Group which resulted in a higher allocation of general and administrative expenses to University of Phoenix Online. General and administrative expenses as a percentage of tuition and other net revenues decreased to 5.1% in the six months ended February 28, 2003 from 5.9% in the six months ended February 28, 2002 due primarily to greater tuition and other net revenues being spread over a proportionately lower increase in general and administrative expenses.

     Net interest income was $2.0 million and $1.6 million in the six months ended February 28, 2003 and 2002, respectively.

     University of Phoenix Online’s effective tax rate remained constant at 39.8% in the six months ended February 28, 2003 and 2002.

     Net income increased to $44.3 million in the six months ended February 28, 2003 from $23.7 million in the six months ended February 28, 2002 due primarily to increased enrollments, increased tuition rates, and improved utilization of instructional costs and services, selling and promotional, and general and administrative expenses.

QUARTERLY FLUCTUATIONS IN RESULTS OF OPERATIONS

     University of Phoenix Online may experience seasonality in its results of operations primarily as a result of changes in the level of student enrollments. While students are enrolled throughout the year, average enrollments and related revenues may be lower in some quarters than others. Most expenses do not vary directly with revenues and are difficult to adjust in the short term. As a result, if revenues for a particular quarter are lower than another, operating expenses may not be able to be proportionately reduced for that quarter.

LIQUIDITY AND CAPITAL RESOURCES

     University of Phoenix Online currently is able to provide for its own capital expenditures and cash required for operations. All of its cash receipts and cash disbursements are processed by Apollo on behalf of University of Phoenix Online. Cash generated by Apollo Education Group and University of Phoenix Online has been and will continue to be managed centrally by Apollo. University of Phoenix Online’s liquidity could be adversely affected by the investment decisions we make.

     Net cash provided by operating activities increased to $55.8 million in the six months ended February 28, 2003 from $40.2 million in the six months ended February 28, 2002. The increase resulted primarily from increased net income partially offset by a larger increase in receivables.

     Capital expenditures increased to $3.9 million in the six months ended February 28, 2003 from $2.2 million in the six months ended February 28, 2002 primarily due to an increase in the purchase of furniture and equipment to support the increase in student and employee levels. Total purchases of property and equipment for the year ended August 31, 2003 are expected to range from $10.0 to $15.0 million. These expenditures will primarily be related to increases in normal recurring capital expenditures due to the overall increase in students and employees resulting from the growth in the business.

     On March 24, 2000, Apollo’s Board of Directors authorized the issuance of a new class of stock called University of Phoenix Online common stock, that is intended to reflect the separate performance of University of Phoenix Online, a division of The

University of Phoenix, Inc., a wholly-owned subsidiary of Apollo. Apollo’s other businesses and its retained interest in University of Phoenix Online are referred to as “Apollo Education Group.” On October 3, 2000, an offering of 5,750,000 shares of University of Phoenix Online common stock was completed at a price of $14.00 per share. At the time of the offering this stock represented a 10.8% interest in that business with Apollo Education Group retaining the remaining 89.2% interest in University of Phoenix Online. This percentage has decreased to 86.2% at February 28, 2003 due to the issuance of shares related to the exercise of University of Phoenix Online stock options and the issuance of shares of University of Phoenix Online common stock as part of the Apollo Group, Inc. Employee Stock Purchase Plan partially offset by the repurchase of shares of University of Phoenix Online common stock.